15047785

UNITEDSTATES
[SE]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 51430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Klein Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, 12th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George R. Schinkel 212-409-2412
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/14

OATH OR AFFIRMATION

I, George R. Schinkel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Klein Group, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOANNA M. SAWRUK
Notary Public, State of New York
No. 01SA6049637
Qualified in New York County
My Commission Expires 10/23/2018

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE KLEIN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

THE KLEIN GROUP, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
The Klein Group, LLC

We have audited the accompanying statement of financial condition of The Klein Group, LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The management of The Klein Group, LLC is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of The Klein Group, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Melville, NY
February 26, 2015

THE KLEIN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Cash	$ 2,258,672	
Restricted cash	1,136,978	
Accounts receivable	250,000	
Due from member	203,835	
Prepaid expenses	125,047	
Property and equipment, net	265,631	
Total Assets		$ 4,240,163
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$ 271,384	
Accrued bonus	650,000	
Total Liabilities		$ 921,384
Commitments and Contingencies		
Member's Equity		3,318,779
Total Liabilities and Member's Equity		$ 4,240,163

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The Klein Group, LLC (the "Company") was formed in September 1998 under the laws of the State of Florida as Capitalink L.L.C. On April 20, 2010, in connection with a Membership Interest Purchase Agreement, M. Klein and Company, LLC ("M. Klein LLC") purchased 100% of the Company's interest. The Company changed its name to The Klein Group, LLC on April 29, 2010. As a limited liability company, the member's potential liability is limited to the assets available in the operating entity. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") became effective on March 11, 1999 (effective registration as a broker-dealer). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's business consists of providing advisory services to its clients.

As provided for in the Company's limited liability agreement (the "LLC Agreement"), the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

SUBSEQUENT EVENTS

The Company evaluates events that occurred after the statement of financial condition date but before the financial statement is issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statement.

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2014 the Company had no cash equivalents. The Company maintains cash with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RESTRICTED CASH

Restricted cash represents cash which the Company is required to maintain in money market accounts or in the form of a certificate of deposit as collateral for a corporate credit card and security for a lease of its office space.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts. Art is carried at historical cost and the carrying amount of the art will be reviewed if there is evidence of impairment.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates the recoverability of its long-lived assets in accordance with generally accepted accounting principles to determine the accounting for the impairment or disposal of long-lived assets. When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company recognizes such impairment in the event the net book value of such assets exceeds the future net cash flows expected to be generated by the assets. There was no impairment of long-lived assets at December 31, 2014.

GOVERNMENT AND OTHER REGULATIONS

The Company is subject to regulation by, among others, the SEC and FINRA. Such regulation includes, among other things, periodic examination by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

INCOME TAXES

The Company is treated as a disregarded entity for income and unincorporated business tax purposes as it files consolidated tax returns with its sole member, M. Klein LLC. M. Klein LLC is treated as a partnership for income tax purposes and accordingly, is not subject to federal and state income taxes in any jurisdiction. Each member of M. Klein LLC is responsible for the tax liability, if any, related to its proportionate share of the consolidated group's taxable income.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

The Company is subject to New York City Unincorporated Business Tax ("UBT"). During the year ended December 31, 2014 $203,835 of estimated UBT payments were made by the Company LLC, which are recorded as due from member on the accompanying statement of financial condition.

The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statement. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income tax expense. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2014. As of December, 2014, the tax years subject to examination are the tax years ended December 31, 2011, 2012 and 2013.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts reflects management's best estimates of probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. At December 31, 2014, an allowance for doubtful accounts is not provided since in the opinion of management, all accounts are deemed collectible. All of the accounts receivable at December 31, 2014 represent amounts due from one customer.

USE OF ESTIMATES

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2014:

	Amount	Estimated Useful Lives
Leasehold improvements	$224,661	Term of Lease
Furniture and fixtures	192,484	7 Years
Computer equipment	30,278	5 Years
Art	23,650	
	471,073	
Less: accumulated depreciation and amortization	(205,442)	
Property and Equipment, Net	$265,631	

NOTE 4 - RETIREMENT PLAN

The Company has a retirement plan that they sponsor, The Klein Group, LLC, 401(k) Plan (the "Plan"). An eligible participant may join the Plan at any time. Full time employees are eligible to join the Plan once they are 21 years of age and have completed six months of service. All funds are self-directed by the participant. The Company's employer contributions are discretionary. The Company will contribute $33,759 to employee accounts as part of the safe harbor provision of the Plan. This amount has been accrued and is included in the accompanying statement of financial condition.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease agreement from a non-related third party that expires on June 15, 2015. The operating lease calls for monthly rent payments of $56,470.

The Company entered into a new operating lease for the office space it currently occupies on September 30, 2014. The Company has provided a letter of credit in the amount of $168,567 in connection with the execution of the lease. The lease becomes effective on June 16, 2015 for a term of 10 years with each of the parties having the right to terminate after 5 years with the termination party paying a $500,000 cancelation fee. The lease provides for free rent period for the first 10 months of the lease.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINGENCIES)

Future minimum annual rent commitments under these leases are as follows:

For the Year Ending December 31,	Amount
2015	$ 310,584
2016	758,550
2017	1,011,400
2018	1,011,400
2019	1,011,400
2020 and Thereafter	5,714,410
Total	$9,817,744

LETTERS OF CREDIT

The Company has $936,938 (which represents 102% of the required security deposit for the current operating lease and the new lease effective June 16, 2015 in standby letters of credit as of December 31, 2014, which expire on July, 2015 and April 2025.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,337,288, which was $1,275,862 in excess of required net capital of $61,426. The Company had aggregate indebtedness of $921,384 at December 31, 2014. The Company's ratio of aggregate indebtedness to net capital was 0.69 to 1.

The Klein Group, LLC
640 Fifth Avenue (12th Floor)
New York, NY 10019

United States Securities and Exchange Commission
Broker Dealer Regulation
100 F Street, NE
Washington, DC 20549

February 27, 2015

Gentlemen:

Please find attached the audited financial statements for The Klein Group, LLC (SEC file number 8-51430, CRD 46472) for the year ending 12/31/14.

Please feel free to contact the undersigned if you have any questions.

Best regards,

George R. Schinkel
CFO